UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	◻Form 10-K ◻ Form 20-F ◻ Form 11-K ⌧ Form 10-Q ◻ Form 10-D ◻ Form N-SAR ◻ Form N-CSR

For Period Ended: July 3, 2020

◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q
◻ Transition Report on Form N-SAR
◻ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Varex Imaging Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1678 S. Pioneer Road
Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84104
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

⌧	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Varex Imaging Corporation (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 3, 2020 (the “Form 10-Q”) on the prescribed due date. The Registrant needs additional time to complete its quarterly financial statements, including its financial statement close process and internal controls over financial reporting. The reasons causing the inability to timely file could not be eliminated by the Registrant without unreasonable effort or expense, and the Registrant currently intends to file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Shubham Maheshwari	801	972-5000
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ⌧ No ◻
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ⌧ No ◻
 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 12, 2020, the Registrant announced its unaudited financial results for the quarter ended July 3, 2020 in a press release entitled “Varex Announces Financial Results for Third Quarter of Fiscal Year 2020.” The press release was furnished to the SEC in a Current Report on Form 8-K on August 12, 2020. Detail regarding significant changes in the Registrant’s results of operations for the quarter and nine months ended July 3, 2020 as compared to the quarter and nine months ended June 28, 2019 are in the Form 8-K.

The Registrant’s Credit Agreement, as amended on June 3, 2020 (as amended, the “Credit Agreement”) contains financial covenants, including certain leverage ratio covenants. The Registrant was in compliance with all financial covenants as of July 3, 2020. However, the adverse effects of the COVID-19 pandemic on the Registrant’s financial condition and results of operations are expected to be more persistent and have been more severe than previously estimated in the prior quarter forecasted financial results. Specifically, in conjunction with analyzing the results for the Registrant’s third quarter, the Registrant now believes that reduced demand in the Registrant’s industrial segment and for certain higher end medical products will continue to negatively impact its financial results, including revenues, gross margin and the other items used to calculate the Registrant’s financial covenants contained in the Credit Agreement. Based on the Registrant’s current forecasts, it is probable that the Registrant will be in violation of certain leverage ratio covenants contained in its Credit Agreement within the twelve-month period, following the issuance of the financial statements in the Form 10-Q, including as early as the end of the Company’s fiscal year end 2020. Failure to comply with the covenants, if not amended or waived, would result in an event of default under the Credit Agreement and the acceleration of the outstanding balance of the loans thereunder. If an event of default under the Credit Agreement occurs, then pursuant to cross default and/or cross acceleration clauses, substantially all of the Registrant’s other outstanding debt and derivative contract payables would become due, and all debt and derivative contracts could be terminated, which would have a material adverse impact to the Registrant’s operations and liquidity as the Company currently does not have the financial resources to satisfy such obligations if they were to become due and payable. These events and conditions raise substantial doubt about the Registrant’s ability to continue as a going concern within the twelve-month period following the issuance of its third quarter financial statements in the Form 10-Q.
The Registrant is actively pursuing various options to prevent an event of default from occurring under the Credit Agreement. The Registrant is implementing actions to improve its financial results and other items used to calculate the financial covenants, such as accelerating the closure of its Santa Clara facility, the previously announced reduction in force, austerity programs related to outside services, and other appropriate actions. The Registrant is also taking actions to improve cash flow such as working capital reductions and reduced spending for property, plant and equipment, as well as pursuing potential additional fundraising to modify, supplement, or replace its Credit Agreement. While the Registrant has and continues to implement plans to mitigate the risk of an event of default under the Credit Agreement, there is no assurance that such plans will be successful in doing so. The Registrant’s unaudited condensed consolidated financial statements have been prepared on a going concern basis and do not reflect any adjustments that might result if the Registrant is unable to continue as a going concern.

Except as discussed above, the Registrant does not currently anticipate material changes to its previously released unaudited third quarter 2020 financial results.

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this Form 12b-25 that address activities, events or developments that the Registrant expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this Form 12b-25 specifically include the factors that raise substantial doubt about the Registrant’s ability to continue as a going concern, the Registrant’s plans to alleviate the substantial doubt about its ability to continue as a going concern and the anticipated filing of its Form 10-Q for such quarter. These statements are based on certain assumptions made by the Registrant based on management’s review of the unaudited third fiscal quarter 2020 financial results to date as well as the process necessary to complete those results. While forward-looking statements are based on assumptions and analyses made by the Registrant that it believes to be reasonable under the circumstances, whether actual results and developments will meet expectations and predictions depend on a number of risks and uncertainties which could cause actual results, performance, and financial condition to differ materially from expectations. Such risks and uncertainties include the severity and duration of the COVID-19 pandemic and its impact on both the global economy and the Registrant’s business; the Registrant’s ability to maintain compliance with financial covenants; supply chain and labor disruptions due to COVID-19 or otherwise; shifts in product mix; not receiving the intended benefit of current or future restructurings or cost reduction actions; the continued impact of tariffs or a global trade war on the Registrant’s products and customer purchasing patterns; the Registrant’s ability to obtain the intended benefits and synergies of acquisitions and facility consolidations; global economic conditions; demand for and delays in delivery of products of the Registrant’s or its customers; litigation costs; the impact of reduced or limited demand by purchasers of certain X-ray products; the impact of competitive products and pricing; the ability to remediate material weaknesses in internal control; and the other risks listed from time to time in the Registrant’s filings with the U.S. Securities and Exchange Commission.

Any forward-looking statement speaks only as of the date on which such statement is made and the Registrant undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Varex Imaging Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2020	By:	/s/ Shubham Maheshwari
		Name:	Shubham Maheshwari
		Title:	Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).